Exhibit (b)(2)

To:	Lillian Acquisition, Inc. (the “Borrower”)
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
United States of America

Attn:	Alexey Nikonov, Chief Financial Officer

20 December 2007

Dear Sirs,

US$4,350,000,000 single currency loan (the “Loan”)

We Open Joint Stock Company “Vimpel-Communications” (the “Lender”) are pleased to set out in this letter the terms and conditions on which we commit to provide the Loan to the Borrower.

The Loan will be used by the Borrower in connection with the financing of the acquisition by the Borrower of its offer for the all of the issued and outstanding shares in Golden Telecom, Inc. (“GTI”) The Loan will be in an aggregate principal amount not exceeding $4,350,000,000, which may be advanced in separate loans (which collectively constitute the Loan) of lesser principal amounts designated by the Borrower. The Loan will bear interest at a rate to be agreed at the time of signing of definitive loan documentation for the Loan (the “Loan Documentation”).

Our commitment is subject to satisfaction of the following conditions:

1.	the preparation, execution and delivery of the Loan Documentation based on the terms set out in this letter, on terms customary for intercompany loans of this nature; and

2.	receipt by the Lender of all necessary corporate approvals, including shareholder approval if required, in connection with the Loan.

Neither the Borrower nor the Lender may assign any of its rights or transfer any of its rights or obligations under this letter without the prior written consent of the other.

We will execute a subordination agreement pursuant to which, upon consummation of the merger of the Borrower with and into GTI, the Loan will be subordinated in all respects to amounts outstanding under the $275 million facilities agreement dated 22 March 2007 (the “GTI Facilities Agreement”) between, amongst others, GTI and Citibank N.A., which subordination deed shall be in form and substance satisfactory to Citibank N.A. and the lenders under the GTI Facilities Agreement.

There is no express or implied intention for this letter to benefit any third party, and nothing contained in this letter is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than the parties hereto. A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms. The consent of any person who is not a party to this letter is not required to rescind or vary this letter at any time.

This letter sets out the entire agreement between the Borrower and the Lender in connection with the Loan and supersedes any prior oral or written understandings or arrangements relating to the Loan.

This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter (including the agreement constituted by your acknowledgement of its terms) is governed by English law.

If you agree to the above, please acknowledge your agreement and acceptance by signing and returning a copy to us.

[Signature page follows.]

[Signature page to Commitment Letter]

Yours faithfully

/s/ Alexander Izosimov	/s/ Jeffrey McGhie
Name: Mr. Alexander Izosimov	Name:
Title: General Director	Title:
For and on behalf of
Open Joint Stock Company “Vimpel-Communications”

We acknowledge and agree to the above:

/s/ Elena Shmatova
Name: Elena Shmatova
Title: Director and President
For and on behalf of Lillian Acquisition, Inc.